August 6, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Pinnacle Acquisition Corporation, under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share and one right
- Class A ordinary shares, par value $0.0001 per share
- Rights, each right entitling the holder to receive one-eighth (1/8) of one Class A ordinary share

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com